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                                                                  EXHIBIT 2.1(b)


PURCHASE AND TRANSFER CONTRACT

PREAMBLE

Elsner Computertechnik GmbH, with its head office in Steinhagen, is registered in the Commercial Register of the Local Court Halle/Westphalia under HRB 2300.

PolyCon GmbH Data Systems, with its head office in Steinhagen, is registered in the Commercial Register of the Local Court Halle/Westphalia under HRB 2301.

PolyCon Investments, Inc., a company under Texas law, a wholly owned subsidiary of Elsner Computertechnik GmbH, with its head office in Forth Worth, Texas, USA, is registered in Fort Worth and is doing business as "Elsner Technologies Company".

The following participation ratio exists among Elsner Computertechnik GmbH, PolyCon GmbH Data Systems, and PolyCon Investments, Inc., hereinafter also referred to as "Companies". (if individual provisions of this Contract are not directly applicable to the US subsidiary, this will be clearly indicated in the text):

Elsner Computertechnik GmbH is the sole shareholder of PolyCon Investments, Inc. The parties appearing under 1 and 2 are the holders of all the shares of Elsner Computertechnik GmbH and PolyCon GmbH Data Systems.


1.       OBJECT OF THE PURCHASE

1.1      CAPITAL STOCK AND PARTICIPATION

In the capital stock of Elsner Computertechnik GmbH in the total amount of DM 100,000.00

- the party appearing under 1 participates with a share in the nominal amount of DM 98,000.00;

- the party appearing under 2 participates with a share in the nominal amount of DM 2,000.00.

In the capital stock of PolyCon GmbH Data Systems in the total amount of DM 100,000.00

- the party appearing under 1 participates with a share in the nominal amount of DM 90,000.00;

- the party appearing under 2 participates with a share in the nominal amount of DM 10,000.00.

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1.2       DETAILS ON THE COMPANY SHARES

The shares of the companies are fully paid, and the equity of the companies has not been reduced in whole or in part due to losses or withdrawals by the shareholders. The shares are not encumbered with third party rights and the Sellers may freely dispose of these shares.


2.       SALE AND TRANSFER

2.1      SALE OF THE COMPANY SHARES

The party appearing under 1 sells
-        his entire share in Elsner Computertechnik GmbH and
-        his entire share in PolyCon GmbH Data Systems to the Buyer.

The party appearing under 2 sells
-        her entire share in Elsner Computertechnik GmbH and
-        her entire share in PolyCon GmbH Data Systems to the Buyer.

Included in the sale are all the ancillary rights derived from the participations, in particular the right to the profit of the current fiscal year 1997.


2.2      TRANSFERS

The party appearing under 1 and the party appearing under 2 shall transfer the sold shares to the Buyer as of the closing date. The collective transfers shall be effected together with all ancillary rights associated with the ownership of the shares. The collective transfers shall be accepted by the Buyer as of the deadline. In preparation of the assignment of assets and transfers, the following shall be deposited with the notary to be held in trust until midnight December 29, 1997, and to be used against payment of the purchase price: back-up tapes containing all the files of the set of documents entitled "Know-how and Software" and evident from the Tree Size report directory: P:\asm, P:\cad, p:\logik. The aforementioned set of documents which comprises 38 pages has been delivered to the Notary.


2.3      CLOSING DATE

The closing date is December 31, 1997 when the assets shall be assigned and the aforementioned transfers made. Prerequisite is the deposit of the purchase price indicated below in the notarially supervised account. The validity of the contract is subject to the condition subsequent that the purchase price be available on midnight December 29, 1997, in the notarially supervised account Merck Finck & Co., Branch Office Berlin, BLZ [routing number] 12030900, S.W.I.F.T. Code MEFIDEMM 100, Account 0250203413 and that the notary have available by midnight December 29, 1997, a contract between Elsner Computertechnik GmbH and Mrs. Annette Ironside offered with the



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consent of the Buyer and signed by Mrs. Ironside. A further condition subsequent is the presentation by midnight December 29, 1997, to the recording notary of the originals of the private declarations of consent to this Contract made by the Buyer and Cybex.


2.4      CONSENT OF THE COMPANIES TO THE TRANSFER, ANNOUNCEMENT

The companies consent to the transfer by means of the joint signature of this Contract by their respective representatives. With such signature, the parties appearing under 1 and 2 declare their consent as the sole shareholders of the companies. All the participants empower and order the acting notary to announce to the companies the transfer of the company shares immediately following the closing in accordance with ss. 16 Item 1 GmbHG [Limited Liability Company Law].

3.0      PURCHASE PRICE

(1)      The purchase price for all the companies shares sold in accordance with
         Item 2.1 of this Contract is US$ 7,752,758.00 of which 98%, i.e. US$ 7,597,702.00, are applicable to Elsner Computertechnik GmbH and 2%, i.e. US$ 155,057.00, are applicable to PolyCon GmbH Data Systems.

(2)      The purchase price shall be payable as follows in accordance with Item
         2.3:

         Immediately upon signature of this Contract, the Buyer shall pay the purchase price of US$ 7,752,758.00 to the notarially supervised account in due time to ensure transfer to the Sellers with value date in their account with Merck, Finck & Co., Berlin, BLZ 120 309 00, No. 50200216 (account holder: the party appearing under 2) by December 30, 1997, subject to the condition that the notary will make payment only if the Sellers have completed the deposit indicated in Item 2.2 by midnight December 29, 1997.

(2.1) 94% of the purchase price stated under (1), i.e. US$ 7,287,591, shall be paid by the acting notary at no cost to the Sellers with payment as of December 30, 1997 into the Sellers accounts.

(2.2) The following shall apply to the remaining 6% of the purchase price stated under (1), i.e. US$ 465,165, for the purpose of providing security for any additional tax claims and for liability with respect to any guarantee claims arising from this contract:

The Buyer shall pay the aforementioned amount concurrently with delivery of an absolute guarantee provided through January 5, 1999 by Deutsche Bank AG or Sparkasse Bielefeld. The guarantee shall be presented to the recording notary who will confirm to the Buyer the regularity of the guarantee and the payment of the remaining amount.

The Buyer has the right to resort to the guarantors under this guarantee if and to the extent that within the term of the guarantee, the Buyer brings one/several action(s) against the Sellers before the District Court Bielefeld asserting guarantee claims against the Sellers, particularly claims for a reduction in the purchase price, damages, rescission or other claims.

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The filing of such an action is not necessary if at least one of the Sellers has expressly acknowledged the respective claim(s) in writing vis- -vis the Buyer.

The statement of guarantee by the bank guarantor shall contain a corresponding provision according to which, for the proof of entitlement to payment to the Buyer, the transfer of a copy of the complaint as well as the confirmation of receipt provided by the District Court Bielefeld with respect to the complaint or, optionally, of the written acknowledgment of one of the Sellers is necessary but also sufficient.

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The payment by the guarantor caused by the pending complaint shall be procedurally deemed a settling event on the merits of the case in the amount of such payment with the corresponding consequence that the costs are to be borne by the defendant Sellers unless at least one of the Sellers defends itself against the complaint. In that case, the court shall decide in what amount the merit of the case is substantiated by the main action. The decision with respect to costs shall then be based on the decision on the merits of the case.

4.       GUARANTEES OF THE SELLERS

The Sellers guarantee by means of an independent guarantee undertaking as of the closing date:


4.1      CAPITAL STOCK AND PARTICIPATION

The indications in the Preamble and under Item 1 of this Contract are correct.


4.2      CORPORATE ARTICLES

The articles of incorporation of Elsner Computertechnik GmbH correspond to the version in accordance with Document No. 113/95 of Notary Horst Klein, Bielefeld, and the articles of incorporation of PolyCon GmbH Data Systems correspond to the version in accordance with Document No. 110/95 of Notary Horst Klein, Bielefeld; these documents are known to the participants and their reading has been waived; a certified true copy, respectively, has been delivered to the notary.


5. OTHER GUARANTEES BY THE SELLERS AND INFORMATION OF THE MANAGER OF POLYCON INVESTMENTS, INC.

The Sellers guarantee the following by means of an independent guarantee undertaking as of the closing date, which is also simultaneously personally confirmed by the representative of PolyCon Investments, Inc. in so far as it applies to that company:

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5.1      ENTRIES IN THE COMMERCIAL REGISTER

All the registrable facts of the companies, which are required to be registered in the registry, have been entered as of the date of signature of this Contract. A respective complete and accurate extract from the commercial register has been provided to the notary.


5.2      ACCOUNTING AND FINANCIAL DOCUMENTS

All the accounting and financial documents of the companies required under commercial and tax law are regularly maintained and completely available since 1994 together with the business records. They continue to be available to the companies.


5.3      ANNUAL STATEMENTS AND INTERIM STATEMENTS

The Sellers guarantee that the unaudited annual statements of the German companies as of December 31, 1994, December 31, 1995, and December 31, 1996, as well as the audited interim statements of the German Companies as of October 31, 1997 submitted to the Buyer, have been prepared in accordance with generally accepted accounting principles while ensuring continuity in balance sheet preparation and taking into account the principle of the lower of cost or market and the principle of prudence. The same applies to the unaudited October 31, 1997 interim statements of PolyCon Investments, Inc. USA. These nine statements have been delivered to the notary.

The Sellers guarantee the accuracy of the consolidated balance sheet overview attached as Exhibit 5.3A (two sheets) as evident from the column "Coopers & Lybrand Consolidation" in so far as it does not represent an over-valuation. Said column "Coopers & Lybrand Consolidation" is read by the Notary at this point.

It is assured that that there are no other liability claims or obligations of the company of any kind other than those evident from the annual statements and the audited October 31,


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1997 interim statements, except for liability claims or obligations resulting from normal business operations since November 1, 1997. The same applies to the statements of the US company, PolyCon Investments, Inc.

Since the October 31, 1997 statements were prepared and audited by certified public accountants appointed by the BuyerOs side, the SellersO assume a guarantee therefor only to the extent that the certified public accountants completely received all the requested documents and that the information provided by the Sellers was accurate. The Sellers shall not be liable in so far as the certified public accountants used different values from those originally selected by the Sellers, if such values should prove to be inaccurate.

Without prejudice to the above provisions, the Sellers guarantee that the October 31, 1997 interim statements of the companies, which for the German companies were audited by Coopers & Lybrand GmbH by order of the Buyer, in no way overvalued the operating results and the financial position of the companies. The same applies to the unaudited financial statements of PolyCon Investment, Inc.

The parties agree that any adjustments made by a third party, particularly by the tax authorities, in the value relationship of the companies and their affiliates among each other shall not constitute a violation of this guarantee. It is furthermore agreed that for the purposes of this Contract, the US affiliates of the companies are without value.


5.4      INFORMATION IN THE ANNUAL STATEMENTS AND THE INTERIM STATEMENTS

The annual statements and the audited October 31, 1997 interim statements completely and accurately reflect the financial position and the operating results of the companies as of the cut-off dates and for the indicated periods. The same applies to the US company, PolyCon Investments, Inc.

Since the October 31, 1997 financial statements were prepared and examined by certified public accountants appointed by the Buyer's side, the Sellers assume a guarantee therefor only to the extent that the certified public accountants completely received all of the requested documents and that the information provided to them by the Sellers was accurate. The Sellers shall not be liable in so far as the certified public accounts used values other than those originally selected by the Seller's side, if such values should prove to be inaccurate.

Without prejudice to the above provisions, the Sellers guarantee that the October 31, 1997 interim statements of the companies, which for the German companies were audited by Coopers & Lybrand GmbH by order of the Buyer, in no way overvalued the operating results and the financial position of the companies.

The parties agree that any adjustments made by a third party, particularly by the tax authorities, in the value relationship of the companies and their affiliates among each other shall not constitute a

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violation of this guarantee. It is furthermore agreed that for the purposes of this Contract, the US affiliates of the companies are without value.

The Sellers agree to make the valuation adjustments and other valuations in the companies as of December 31, 1997 as recommended by the Buyer through their certified public accountants and accordingly to adjust the accounting records of the companies based on this recommendation by December 31, 1997.

Until December 31, 2000, the Sellers shall be liable for an amount of US$ 100,000.00 for any tax risks based on business transactions by the companies through December 31, 1997.


5.5      STRUCTURE OF THE AVAILABLE EQUITY

The structure of the available equity for Elsner Computertechnik GmbH and PolyCon GmbH Data Systems according to the provisions of the Corporate Tax Law corresponds to the statement in the assessment declaration as of December 31, 1997, pursuant to ss. 47 KStG [Corporate Tax Law].


5.6      FIXED ASSETS AND CURRENT ASSETS

The companies, respectively, are the unrestricted owners of the fixed assets and current assets shown in their October 31, 1997 interim statements in so far as such assets were not subject to retention of title or extended retention of title by the suppliers or in so far as such assets have not been sold within the context of ordinary business transactions, whereby the assets were replaced and supplemented in accordance with reasonable business practices.


5.7      INDUSTRIAL PROPERTY RIGHTS

The industrial property rights used in the companies' operations, including rights from pending applications and utilization rights arising therefrom

- have been delivered to the notary as the set of documents entitled "Industrial Property Rights." The rights are accurately listed.

- are exclusively owned by the companies without restrictions. There are no third party rights in such industrial property or utilization rights or with respect to their utilization.

- There are no pending or expected third party claims against such industrial property rights, with the exception of the litigation with Genesys concerning the "PolyGon"/"PolyCon" trademark. There is no danger that such rights will be extinguished or declared void for any other reasons.
         The Sellers shall attempt to reach an agreement with Genesys by the deadline in accordance with the set of documents entitled "Industrial Property Rights," according to which the litigation with Genesys can be finally settled based on the draft version of a

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         "Limitation Agreement." If such an agreement fails to be reached, the
         Sellers shall be liable up to an amount of US$ 100,000.00 for any claims by Genesys for injunctive relief which would limit the utilization of the PolyCon trademark in the current scope.

- According to the best knowledge of the Sellers, neither the industrial property rights nor their utilization infringe upon any third party industrial property rights.

- All payments of fees due and all other measures required to maintain the industrial property rights have been performed completely and in a timely manner.

- Elsner Computertechnik GmbH has the right to call itself "Sun Catalyst," a "Compaq Systems Partner" and an "Authorized Novell Dealer."

- The production and sale of the products manufactured and sold by the companies does not violate any third party rights, in particular, third party industrial property rights. An exception hereto is the situation with respect to Apex in so far as it was disclosed in the set of documents entitled "Industrial Property Rights."


5.8      THIRD PARTY RIGHTS

The fixed and current assets shown in the respective audited October 31, 1997 interim statements are not encumbered by third party rights in so far as they are not subject to retention of title or extended retention of title by suppliers or security interests by lenders.


5.9      WASTE DISPOSAL AND SOIL OR GROUNDWATER CONTAMINATION

All packing materials, expendables and production materials were continually disposed of in accordance with the law in effect at the time and will continue to be so disposed.

There has been no soil or groundwater contamination on the properties used by the companies at the present time or in the past, or attributable to such properties, during the use of the properties by the Companies (or the individual company, Elsner Computertechnik). Nor did the Companies cause any soil or groundwater contamination on other properties. Nor do the Sellers have knowledge of any groundwater or soil contamination on the properties which are used by them but which occurred during the period before the use by the Companies.


5.10     INSURANCE COVERAGE

Risks associated with the business activity of the companies and ordinarily insured in the industry are adequately covered by insurance policies. The Companies have the following insurance policies:


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-        Wurttembergische Versicherungs AG Technical Insurance, Insurance
         Certificate No.: TV 27-0149554-92

- Wurttembergische Versicherungs AG Business Insurance, Insurance Certificate No.: GGV 10-0118242-80

- Insurance policies in accordance with the industrial liability concept of Allianzversicherung as evident from the confirmation letter by the insurance broker, Schuster KG, dated October 27, 1997.


5.11     ASSERTED DAMAGE CLAIMS

There have been no announced or asserted claims for damages against the companies for defective products, other performance or infringement of industrial property rights. Furthermore, the Sellers have no knowledge of the existence of such claims through any other means. With respect to the previously threatened claims for damages by the former employee of Elsner Technologies Company / PolyCon Investments, Inc., Mrs. Rochelle Levinson, and by Lightstone GmbH, the Sellers will indemnify the companies against the corresponding damage claims if a final judgment against the companies sentences them to corresponding payments, although the companies defended themselves in the courts of two instances, provided this is legally possible. In this case, the Sellers shall bear the costs of litigation.


5.12      ARBITRATION OR JUDICIAL PROCEEDINGS

Except for the Lightstone GmbH case, the Companies are not party to any arbitration or judicial proceedings.


5.13     JUDICIAL / ADMINISTRATIVE PROCEEDINGS

There are no unresolved disputes with applicable government agencies or professional associations. In addition, there are no pending administrative proceedings or government investigations. Nor have such proceedings been instituted or threatened.

5.14     INVENTORIES

The inventories shown in the October 31, 1997 consolidated interim statements with DM 2,381,951.35 and attached as Exhibit 5.3 A, have been accurately valuated as of the deadline, are salable, and can be sold or productively used in the normal course of business operations.

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5.15     CUSTOMERS

The Companies have listed the customers in accordance with "Questionnaire 2 Customers as of December 20, 1997," "List of Customers as of December 20, 1997 Etco USA" which have been provided to the Buyer. The customers listed therein are on good business terms with the Companies as of October 31, 1997. The Sellers have no knowledge of any circumstances that could damage the listed business relationships.

The Sellers guarantee that they will continue to maintain such business relationships through the closing date and will not prematurely terminate the same without the Buyer's consent; furthermore, the Sellers guarantee that they will not assign to third parties any rights and obligations arising from such business relationships. The Sellers shall refrain from any acquisition attempts with respect to such customers.


5.16     RENTAL, LEASE AND OTHER CONTRACTS RELATED TO THE USED REAL PROPERTY

The Companies have entered into the following lease contracts for the following pieces of property:

Hainteichstrasse 77, Bielefeld
Gottlieb-Daimler-Strasse 2-4, Steinhagen
3201 NE Loop 820 Sandshell Drive, Forth Worth, Texas, in Tarrant County 5600 N Beach Street, Haltom City, Texas 76137

The Buyers are in possession of the corresponding contracts, including any amendment documents. No other contracts exist. The information provided in the documents with respect to contract period, terms and conditions, and consideration is complete and accurate.


5.17     PURCHASE / SUPPLY CONTRACTS

The Companies have not entered into any purchase and supply contracts with a term of more than one year or any contracts obligating them to make payments or deliveries in excess of DM 5,000.00 per contract.

5.18     ACQUISITION OF FIXED ASSETS

Since October 31, 1997, the companies have not entered into any contracts to acquire or manufacture fixed assets whose acquisition price exceeds DM 10,000.00, with the exception of ordering a "microprocessor emulator board" in accordance with the e-mail by the party appearing under 1 to Mr. Doyle Weeks dated December 13, 1997, and a "Silicon Graphics Full House ES System" in accordance with the invoice by Wellenbrink dated November 1, 1997.



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5.19     LEASING AND LICENSING CONTRACTS

The companies have entered into the following vehicle leasing contracts with LGS Sparkassenleasing: VW Golf Variant, Reference No. 745886358; VW Golf Variant, Reference No. 745886143; VW Golf Variant GT, Reference No. 745887273; BMW 316i Compact, Reference No. 745886135; Audi A4 Avant 1,8, Reference No. 745886457. There are no other leasing and licensing contracts for objects used in the operation of the companies.


5.20     IMPAIRMENT OF PERFORMANCE

All contracts entered into by the companies are in effect and have not been terminated. The Sellers are not aware of any impairment of these contracts; in particular, the companies are not in breach of their performance obligations thereunder. An exception are the employment contracts of the companies listed in
Exhibit 5.20 A and those of PolyCon Investments, Inc. / Elsner Technologies Company (Exhibit 5.20 B).


5.21     GUARANTIES, SURETIES, ETC. FOR THIRD-PARTY OBLIGATIONS

The companies have not entered into any surety or guarantor relationships or similar obligations to secure the liabilities of third parties. The sole exception is the "Mutual Settlement and Release Agreement" with Terry K. Wilkins, Billy J. Graham, Worldwide Affiliates, Inc., 5020 Mark IV Parkway, Inc., as is evident from the set of documents entitled "WWA Agreement" which has been delivered to the notary.


5.22     COMMERCIAL AGENTS AND AUTHORIZED DEALERS

The companies have not entered into any agreements with commercial agents or authorized dealers except those set forth in the set of documents entitled "Dealer Contracts" delivered to the notary.

5.23     JOB GUARANTIES

The companies have not given any job guaranties other than the following:

-        Sally Stevens, in accordance with the letter dated December 15, 1997

- Ralf Schrsder, in accordance with the memorandum dated December 14, 1997, to the employment contract of October 21, 1997

- technical employee, in accordance with the e-mail of December 13, 1997 to Doyle Weeks.


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The corresponding documents are known to the Buyer. Furthermore, a free-lance offer was submitted to a field-service employee in Tokyo.


5.24     LEGAL TRANSACTIONS WITH SHAREHOLDERS OR THEIR RELATIVES

There are no pending legal transactions, recurring obligations or other agreements between the Sellers, their relatives, affiliated companies or other inside parties and the companies, with the exception of those set forth in Exhibits 5.24A-C and the employment agreements between the managing directors appearing under 2 above and Elsner Computertechnik GmbH and PolyCon GmbH Data Systems (which shall expire on the deadline). The actions of the party appearing under 2 as manager for the period through October 31, 1997 are herewith approved. The party appearing under 2 and the companies herewith terminate her employment relationship with the companies effective on the deadline and the party appearing under 2 resigns her offices as manager as of the deadline. The companies accept such resignation.


5.25     CONSULTANT CONTRACTS AND OTHER CONTRACTUAL RELATIONSHIPS

There are no pending legal transactions or recurring obligations between the companies and consultants, suppliers or other persons which obligate the companies to pay a compensation or fee in excess of DM 5,000.00 per year which cannot be terminated, are for a term in excess of one year or which contain any provisions atypical for contracts of their kind and thus are disadvantageous for the respective company.

5.26     SOCIAL SECURITY BENEFITS

The companies have not entered into any contracts concerning profit sharing, pensions, group insurance coverage or similar compensation in the event of illness, disability or old age and/or any other social security benefits other than the contracts for the benefit of the parties appearing under 1 and 2 which are known by the Buyer. The pension fund accrual shown in the October 31, 1997 interim financial statements is at least sufficient to cover actuarial liabilities.


5.27     WORKS AGREEMENTS

There are no works agreements in effect.


5.28     EMPLOYEES

The companies employ only those persons who are listed in the employee list by name, date of birth, position and compensation group. All existing employment and management contracts have been completely disclosed and a folder with the corresponding copies has been delivered to the notary. There have been no violations of the Temporary Employment Act in the past three years


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before the deadline associated with the activities of the companies' employees.
Elsner Computertechnik GmbH has entered into employment contracts with Mrs. Annette Ironside with place of employment in Sydney, Australia, and in the position of Business and Development Manager Pacific/Asia and with Mr. Edgar Elsner which will remain unchanged and in force at the time this Purchase Contract is entered into in the versions set forth in Exhibits 5.28A and 5.28B.

Such employment contracts have been inspected by the Buyer and correspond with its intention.


5.29     NO MANAGEMENT DIFFICULTIES

As of the closing date, the companies are either the owners or authorized licensees of all tangible property and are in possession of all rights and information necessary for the purpose of continuing to manage existing business operations as before. The only existing security assignments and transfers were entered into within the context of ordinary business operations. There are no obligations to sell this tangible property either in whole or in part, to dispose of it in any other manner or to grant licenses therein.

5.30     GOVERNMENTAL PERMITS

There are no public or private, third-party rights impeding the operation of the business. The companies have obtained all governmental permits and approvals required for operations.


5.31     COMPLIANCE WITH PROVISIONS UNDER PUBLIC LAW

The business shall be operated in compliance with the permits and authorizations required under public law and the corresponding collateral clauses as well as with public regulations and standards of any kind, particularly labor and environmental regulations.

5.32     THIRD PARTY AGREEMENTS

No agreements exist between the companies or the Sellers and third parties which would complicate the implementation of this Contract or conflict with the execution and performance of this Contract. The agreements between the companies or the Sellers and third parties cannot be terminated by the third parties as a result of this Contract and there are no other impediments to their continuation. There are no investment grants, subsidies, or other amounts which must be repaid to the authorities as a result of the signing of this Contract.


5.33     MANAGEMENT OF THE COMPANY BUSINESS STARTING FROM OCTOBER 31, 1997

(1) Management of the business of the companies from October 31, 1997 until the date of contract signature



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Since October 31, 1997 until today, the companies have been managed while preserving continuity and in accordance with the due diligence of a prudent businessman. No changes have been made or obligations entered into which go beyond ordinary business activities. Nor have there been any significant changes in the scope or the object of the business activities during this period. In particular, no investments in excess of DM 5,000.00 have been made or significant disposals of assets have occurred or have been caused to occur without prior consultation with the Buyer. No loan will become prematurely due after the deadline as a result of the signing of this Contract. The Sellers have no knowledge of any extraordinary or significant events that occurred, or are expected to occur, which may have a sustained negative effect on the profitability or the market position of the companies.

(2) Management of the business of the companies from contract signature until the closing date

During the period between signature of this Contract and the closing date, the companies shall be managed preserving continuity and in accordance with the due diligence of a prudent businessman. Starting with the date of contract signature, the companies shall not enter into any business transactions that fall outside the current routine transactions without the prior consent of the Buyer or one of its representatives. In the absence of the prior written consent of the Buyer or one of its representatives, neither the companies nor the Sellers shall enter into any of the following legal transactions during the period between contract signature and the closing date:



- entering into, amendment, notice of termination, or termination by common consent of any employment contracts;

- entering into, amendment, notice of termination, or termination by common consent of any professional service contracts;

-        salary increases or granting of additional benefits;

- entering into any legal transactions involving obligations or disposals with a contract value in excess of DM 25,000 unless it involves the purchase or sale of goods within the context of ordinary business activities;

-        amendments or supplements to any company contracts;

-        legal transactions requiring authentication by a notary;

-        loan agreements or amendments to existing loan agreements;

-        self-dealing transactions in accordance with ss.181 BGB [Civil Code];

- legal transactions with relatives, affiliated companies or other closely related persons.


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Any repayment of debts, interest, or fees to shareholders, banks, or other lenders shall be deemed as falling outside the ongoing ordinary business transactions. Exempt herefrom are only payments for current loans with the following banks:

-           Sparkasse Bielefeld
-           Deutsche Bank AG Bielefeld.

If, during the period from October 31, 1997 through December 31, 1997, the Sellers have become aware of any facts which, had they been known before October 31, 1997, would have been the subject of a guarantee given in this Contract or which the Sellers in accordance with this Contract would have had to disclose before contract signature, the Sellers shall immediately notify the Buyer of these circumstances.


5.34     TAXES/LEVIES

The companies have filed all tax returns and other declarations due until this date in accordance with all laws and guidelines and have paid all payable amounts in a timely manner and have created adequate reserves if such payments are not yet due, are disputed or have been deferred.


5.35     REQUIRED INFORMATION

The guarantors have no knowledge of any significant information required to accurately evaluate the operations, assets, or liabilities of the companies which has not been disclosed to the Buyer.


5.36     PRODUCTION METHODS

On the closing date, the Sellers shall disclose, transfer or make accessible to a representative to be named by the Buyer the know-how (development and production methods) and EDP programs as delivered to the notary in the form of the set of documents entitled "Know-how and Software" together with all the pertaining information, explanations, and documentation.


In this respect, the Sellers guarantee that

- the transferred know-how is the complete know-how documented in the companies;

- all employees who have had access, or will have access, to such know-how and/or EDP programs until the deadline have been obligated by the companies to unrestricted secrecy with respect to third parties, including in the event that they retire from the companies;

- with the exception of the Sellers, the employees of the companies bound to secrecy and the employees of the suppliers of the EDP programs who are also bound to secrecy, except the suppliers of standard software, neither know-how nor EDP programs have been divulged, or will be divulged to third parties up to the deadline and the Sellers will not divulge such information to third parties after the deadline;

- the Sellers point out that they transferred API documentation and source code fragments within the context of the technical cooperation with the Fraunhofer Institute, but that the participants entered into a secrecy agreement;

- before the transfer, no copies except those transferred, or any other duplications have been made of the documents to be transferred to the Buyer related to the know-how and the EDP programs to be transferred; furthermore, after the closing date, the Sellers themselves shall cease to use in any manner the transferred know-how and knowledge respecting the EDP programs unless this occurs within the context of service agreements entered into with the companies; exempt herefrom are originals and copies used in connection with ordinary business activities; in so far, the Sellers guarantee that these shall remain with the companies;


- the companies will have the unrestricted exclusive and permanent utilization right for all utilization types including the right to make any changes in the know-how and the special EDP programs of the companies; furthermore, the general EDP programs may be utilized without restrictions, with the exception of the restrictions resulting from the underlying software agreements. The aforementioned programs are set forth in the set of documents entitled "Know-how and Software" which has been delivered to the notary;

- based on Sellers' knowledge or constructive knowledge, the companies are not violating any third party copyrights or utilization rights by using the EDP programs and other software upon entering into this agreement. This is subject to the following restriction: Since an inspection by the Sellers revealed that the companies have copies of standard software programs which cannot be associated with a license agreement, the Sellers will delete such copies by the deadline or, if a corresponding product is required for the operation of the companies, purchase the corresponding licenses at their own cost. The overview contained in the set of documents entitled "Know-how and Software" which has been delivered to the notary reflects the installation upgrades as of contract signature with approximate accuracy, except for the license difference.


6.       KNOWLEDGE OF DIVERGING FACTS

To the extent that the Sellers have disclosed facts which conflict with these guarantees, the Buyer has to accept such facts as offered only if they have been disclosed in an exhibit to this Contract which expressly refers to one of the sections of Items 5.1 through 5.36 and the respective guarantee contained therein or in one of the documents delivered to the notary.

7.       LEGAL CONSEQUENCES

7.1      MATERIALITY THRESHOLD

The legal consequences set forth below in Items 7.1, 7.2 and 7.3, triggered by the inaccuracy of a provided guarantee or information shall not apply if all the Buyer's claims triggered by all the inaccuracies in accordance with Items 7.1,
7.2 and 7.3 of this section do not exceed an amount of US$ 100,000.00.

The preceding provision shall not apply with respect to the guarantees given by the Sellers in Items 4.1 and 4.2 of this Contract.

If, on the contrary, all the claims by the Buyer in accordance with Items 7.1,
7.2 and 7.3 of this Section exceed a value of US$ 100,000.00, the Sellers shall be fully liable in accordance with the aforementioned provisions of this Contract for the entire amount of the claim.

A claim by the Buyer for damages due to non-performance with simultaneous return of the subject of the purchase (referred to as "large damages" within the meaning of ss. 463 BGB) exists only if either the sum of all claims against the Sellers within the meaning of this Section 7 of this Contract exceed a value of US$ 1,000,000.00 or if the claim is justified due to deceitful conduct on the part of the Sellers. Furthermore, the Buyer shall be entitled to cancellation claims of any kind apart from the cases provided for in Item 7.5 only in the event of deceitful conduct by the Sellers. Item 7.2 applies also to large damages.


7.2      REDUCTION OF PURCHASE PRICE, DAMAGES

If one or several guaranties given by the Sellers, or any information given to the Buyer by the Sellers or by the management of the companies during the contract negotiations or in this Contract are inaccurate, the Buyer shall only have a right, at its option, to claim a reduction in the purchase price or damages due to non-performance (also within the meaning of Item 7.1) if the Sellers fail to redress or compensate any disadvantages arising to the Buyer due to the respective inaccurate information or breach of guarantee within 30 days after written notification by the Buyer.

7.3      BUYER'S OPTION: DEMAND FOR PAYMENT TO COMPANY

Subject to Sellers' right of avoidance as provided at the end of Item 7.2, after Sellers fail to exercise such right or fail in their attempt to exercise such right, the Buyer can demand that the Sellers pay to the companies that amount which is required to bring about the state in the companies which corresponds to the guarantees in accordance with this Contract.


7.4      INDEMNITY

Without prejudice to the provisions of the foregoing Items 7.1, 7.2 and 7.3, the Sellers shall indemnify the companies from availment of liabilities if such liabilities are based on business measures, facts, actions, or omissions that took place during the period up to October 31, 1997 and were not shown or were incompletely shown as liabilities in the October 31, 1997 interim statements of the respective company, or covered by reserves.


7.5      RIGHT OF CANCELLATION BY THE BUYER

The Buyer has the right to cancel this Contract if:

a) the Sellers, either before or upon contract signature, fail to fully comply with their duty of disclosure as defined in Item 5.33, provided this involves a significant fact; the Sellers fail to redress or compensate any disadvantages accruing to the Buyer due to inaccurate information within 30 days from written notification by the Buyer.


b) the Sellers have failed, by the closing date, to transfer to the companies all rights, particularly industrial property rights which the companies have used in the past or are using currently. In the event of merely negligent failure of the Sellers to transfer non-registered property rights, the Buyer shall have a right to cancel only if the Sellers fail to transfer the corresponding property right to the companies within 30 days after written notification by the Buyer.

c) the life insurance policies taken out by the companies for the parties appearing under 2 have not either been terminated or assumed by the Sellers or transferred to a third party by the closing date; if technical insurance reasons make it impossible to release the companies before the start of 1998, the Sellers shall indemnify the companies even today for the premium payments for the corresponding insurance policies.

d) by the closing date, one or more customers which, individually or in combination, contribute to more than 10% of the sales of the companies, have terminated their procurement relationships with the companies or have notified the company that they intend to do so during the period of January 1 to October 31, 1997;

g) [sic] Mr. Edgar Elsner or Mrs. Annette Ironside should die or become permanently disabled before the closing date.

In other respects, the Purchaser shall have the right completely to withdraw from the purchase contract if the inaccuracy of a provided guarantee or information is a fraudulent misrepresentation by the Sellers.

In the last mentioned case, ss.ss. 351, 352, 353 BGB shall not apply.

In the event of cancellation of this contract, the purchase price to be refunded by the Sellers to the Buyer shall bear interest at the respective discount rate of Deutsche Bundesbank plus 2% per annum for the period between the payment and the refund.


7.5 [sic] SPECIAL CLAUSE FOR SELLERS: THE SELLERS WAIVE ANY AND ALL OF THEIR LEGAL OR CONTRACTUAL RIGHTS OF WITHDRAWAL. THE RIGHT TO CLAIM DAMAGES IS RESERVED.


7.6      NO OBLIGATION TO IMMEDIATELY REPORT DEFECT

ss. 377 HGB shall not apply. ss. 464 (reservation with acceptance) shall apply. The arrangement under the foregoing Items 7.1 through 7.4 shall not limit or exclude the legal claims and rights of the Buyer, except for the limitations set forth at the end of Item 7.1.

The Buyer's legal and contractual rights arising from the guarantees are excluded if the Buyer fails to declare a concrete reservation in writing vis-a-vis the Sellers, indicating its intention of possibly asserting such rights, within 3 months from learning the circumstances justifying such rights.


7.7      CLAIMS ON BEHALF OF THE COMPANIES

With respect to the agreements arising from the above Items 7.2 and 7.3, the companies are represented by the party appearing under 2.


7.8      JOINT AND SEVERAL LIABILITY, IMPUTATION OF KNOWLEDGE

The Sellers are responsible to the Buyer as joint and several debtors for the contractual fulfillment of the assurances and guaranties in accordance with the agreements entered into in this Contract.

Since the participation of the party appearing under 2 in the companies is relatively minor and the corresponding considerations received by her as a result of this Contract are also correspondingly minor, the party appearing under 2 shall be liable for claims arising from this Contract which relate to PolyCon GmbH Data Systems only in the amount of 10% of the Buyer claims, with respect to Elsner Computertechnik GmbH in the amount of 2% as joint debtor. AnfG [Rescission Act] shall apply.

Insofar as it involves the knowledge or constructive knowledge of certain circumstances or relationships with respect to the obligations and assurances by the Sellers, the Sellers must be attributed with the knowledge or constructive knowledge of the companiesO present and former managing directors and executive employees pursuant to * 5 Section 3 of the 1972 Works Council Constitution Act.


8.       OTHER LEGAL CONSEQUENCES

8.1      PAYMENTS BASED ON INVESTIGATIONS BY THE TAX AUTHORITIES

If investigations by the tax authorities for the period up to the closing date or other circumstances result in additional payments in excess of DM 0, the Sellers shall arrange to place the companies in such a position as if all the taxes had been duly paid in a timely manner, taking into consideration any new assessments, unless the additional taxes in one period of assessment are fully offset by correspondingly lower taxes in the following periods of assessment.

This applies accordingly to any withholding, payment or other obligations with respect to all types of taxes, customs duties and similar levies and charges.

The Sellers shall have a claim to 50% of any tax refunds due the companies and their affiliates connected with circumstances in effect until the deadline or business transactions that took place on or before the deadline. Sellers' corresponding claim to payment vis-a-vis the companies shall be due within 30 days after such claims have been satisfied with respect to the companies. If the Buyer fails to impose the above obligations on the companies, it shall be liable for such claims to the Sellers.


8.2      HIDDEN PROFIT DISTRIBUTION

If a hidden profit distribution is subsequently ascertained by an investigation by the tax authorities, the purchase price shall be reduced by the allowed corporate tax credit pertaining to the hidden profit distribution.


8.3      DUE DATE FOR COMPENSATION PAYMENTS

Claims from supplementary tax payments based on an investigation by the tax authorities can be demanded by the Buyer or the companies from the Sellers already when due, not needing a binding assessment. This shall not apply if and as long as the execution of the corresponding decisions is suspended. If the supplementary tax claims are wholly or partially eliminated in subsequent years by legal remedies or decisions by the tax courts, the Buyer itself and/or they are obligated to arrange for the companies to refund the compensation payments received by the Sellers. The refund also includes the interest to be paid on tax refunds by the tax authorities in accordance with the Tax Code.

The Buyer agrees to cause the companies to appeal against tax assessments and file for suspension of tax collection if this is in accordance with the principles of due care in business management.


9.       LIMITATION OF ACTIONS

9.1      LIMITATION OF ACTIONS AND DEADLINES

The claims of the Buyer per Item 7 shall run out, reserving other arrangements in this Item 9, within two years of the closing date, unless otherwise stipulated in this Contract or unless the legal statute of limitations is longer.

A revocation of the purchase contract shall be notified to one of the Sellers within five months of the circumstances justifying the revocation becoming known. The deadline shall be observed if the claims are communicated in writing to one of the sellers, whereby the applicable date is the date of receipt by the Seller.

Furthermore, any claims due to the rescission of the Purchase Contract shall be asserted before the District Court Bielefeld within three months from Sellers' receipt of the notice of rescission. This provision shall not have the effect of extending the guarantee period or any other waivers of rights.


9.2      SPECIAL ARRANGEMENTS FOR TAXES AND PAYROLL CONTRIBUTIONS IN ARREARS

Claims of the Buyer against the Sellers for taxes and payroll contributions in arrears, including claims for dismissal must be asserted within three months of the valid date of the corresponding tax notices. The Buyer agrees to cause the companies to appeal against such assessments and file for suspension of tax collection if this is in accordance with the principles of due care in business management.


9.3      SPECIAL ARRANGEMENTS FOR CLAIMS FROM THE ENVIRONMENTAL PROTECTION LAW

Claims by the Buyer against the Sellers in connection with environmental protection provisions under public law can be asserted only within a period of three years from the closing date and shall be notified in writing no later than 30 days after learning of the impending recourse.

10.      TRANSITION OF THE ENTERPRISE

10.      PROVIDING OF INFORMATION

Starting with the closing date, the Sellers shall cause the management of the companies to provide information on all business transactions to the Buyer or its representatives upon request and to provide access to all business documents of the companies as long as the scope of the desired information does not unreasonably affect the business operations.


10.2     TAX PAYMENTS

The Sellers shall make sure that the companies pay all taxes, tax withholding amounts and all other social security, medical insurance and other sums which are due through the closing date.


10.3     DUTY TO COOPERATE

Moreover, the Sellers and the Buyer are obligated to mutually provide all information and to cooperate on all business matters and legal transactions which are necessary to the execution of this contract. In particular, the Sellers are obligated to hand over to the Buyer all business papers and documents belonging to the companies and to provide unrestricted information to the Buyer as to the affairs of the companies from the time prior to the closing date, on demand, to the extent that this is necessary in the interest of the companies and the Buyer.

The Buyer for its part promises to furnish all information to the Sellers and to allow examination of all business documents, insofar as this is necessary to preserve the tax interests and/or the rights and duties of the Sellers on the basis of this Contract.

The Buyer shall furthermore provide the declarations and file the applications required to execute this Contract.

Both Sellers agree to the continued use of the name component "Elsner" for the companies even after the Sellers' withdrawal. In return, the Buyer agrees at least for the period of the calendar year of 1998 to continue to use the name component "Elsner" as part of the name of the German company Elsner Computertechnik GmbH and to continue to use the product names "Polycon/Multycon" to the extent that this is legally permissible.


10.4     EXCHANGE OF SECURITIES / SHAREHOLDER LOANS

The Buyer is aware that the bank loans of the companies are currently secured by the private real property of the Sellers and that the Sellers have assumed personal unlimited liability for the companies' bank loans and contingent liabilities. The Buyer shall therefore make every effort after the closing date to release the Sellers and their real property from this obligation, either by providing its own securities to the corresponding banks no later than January 10, 1998 in exchange for the corresponding Sellers' securities to cover the companies' bank loans and contingent liabilities by a nominal 120% or by an actual 110% or by performing the obligations to the banks by January 15, 1998.

The Contract is subject to the further subsequent condition set forth in Item
2.3 stating that the Buyer pay an amount of DM 426,000.00 by midnight December 29, 1997, to the notarially supervised account Merck Finck & Co., Branch Office Berlin, BLZ 12030900, S.W.I.F.T. Code MEFIDEMM 100, Account No. 0250203413, with the fiduciary obligation to pay such amount to the Sellers under the same terms and conditions as the purchase price. With the payment of this amount, the Buyer repays to the Sellers on behalf of the respective companies all loans granted to the companies by the parties appearing under 1 and 2 for the total amount of DM 426,000.00. This amount shall not be applied to the purchase price.


11.      NON-COMPETITION CLAUSE

11.1     SCOPE AND DURATION

(1) The Party appearing under 1 shall not enter into direct or indirect competition with the company within the former technical and geographical area of activity of the company for a period of three years after termination of the employment relationship with the Buyer or promote third party competition; in particular, he shall not directly or indirectly participate in competitor companies, enter into the services of a competitor company or in any other manner directly or indirectly promote such a company by advice or actions. Exempted therefrom is the acquisition for the purpose of pure capital investment of less than 5% of shares in a competitor company traded on the stock exchange.

(2) To identify the activities currently deemed to be competitor activities, the Buyer shall provide an itemized list of prohibited competitor activities which in its estimation is fair and reasonable. The party appearing under 1, if he agrees with the list, shall acknowledge the binding effect of such list. If the Buyer or the party appearing under 1 fail to come to an agreement with respect to the list, an expert under oath appointed by the International Chamber of Commerce in Munich shall define the contents of the list with binding effect. The costs for such an expert shall be equally borne by the Buyer and the party appearing under 1. Until the decision by the expert, the list provided by the Buyer shall be binding for the party appearing under 1.

(3) For the duration of the non-competition clause after expiration of any employment contract, the Buyer, based on such employment contract, shall pay a yearly compensation in the amount of 50 percent of the fixed yearly salary (excluding percentage of annual profits) which the party appearing under 1 earned within the last twelve months before his resignation. The compensation thus calculated shall be paid in 12 monthly installments. The Buyer has the right to waive the non-competition clause by giving six months notice before termination of the employment relationship with the effect that the Buyer will be released from paying a non-competition compensation. If the employment is terminated because the party appearing under 1 is disabled or has reached the age of 65, the waiver can be pronounced with immediate effect. This provision from the employment contract does not conflict with the provisions of this Purchase and Transfer Contract.

(4) The party appearing under 1 shall have offset against his compensation any payments received by him during the period when he is paid such compensation as a result of his making other use of his working capacity or maliciously failing to do so.

(5) Without prejudice to the above provisions, the party appearing under 1 shall be entitled to keep his share in Wellenbrink EDV-Systemtechnik GmbH. However, he shall not exercise any activity whatsoever on behalf of this company for the duration of his employment relationship with the companies or the Buyer. He shall not be prevented from changing the name of Wellenbrink EDV-Systemtechnik and using his own name as a component of the company name. The party appearing under 2 shall have the right to be active in this company provided she observes the substantive scope of the non-competition clause which applies to her in other respects.

(6) In other respects, observance of the non-competition clause is covered by the purchase price.

11.2     VIOLATIONS

In the event of violation of the non-competition clause, each Seller in violation shall pay to the Buyer a contractual penalty of DM 500,000.00 for each instance of violation. Every four weeks of continued violation shall count as an independent and separate violation. The right to claim damages and injunctive relief shall not be affected by the payment of the contractual penalty. The contractual penalty shall be credited against the damages claimed.


12.      COSTS, TAXES AND DEFAULT

12.1     BASIC PRINCIPLE

The Buyer shall bear the costs and the transaction taxes associated with entering into and performance of this Contract (including those assessed by the antitrust authorities). Each party shall bear the costs of its advisors.

12.2 LIABILITY FOR COSTS IN THE EVENT OF RESCISSION, DEFAULT INTEREST, OTHER RIGHTS

If this Contract is rescinded due to the fault of the Sellers, the Sellers shall bear or reimburse the costs incurred in accordance with Item 12.1, Sentence 1.

In the event of payment default, the Buyer shall owe the Sellers default interest in the amount of the then current discount rate of Deutsche Bundesbank plus 6%.

In the event of default, the provisions provided by law shall apply to the parties in supplement to the provisions specified in this Contract.


13.      CONFIDENTIALITY

The parties shall keep secret all knowledge and information connected with entering into this contract and not provide such knowledge and information to third parties, as long as no legal duty to disclose exists. Publications shall be mutually arranged.

14.      SEVERABILITY CLAUSE

If certain provisions of this contract should be wholly or partly invalid, this shall not affect the validity of the other contractual provisions. The same holds for omissions in the contract. In place of the invalid provision and to fill in the omission, there shall be stipulated an arrangement that comes as close as is legally possible to what the contractants had intended, if hey had considered this matter when drawing up the contract. If the invalidity or unfeasibility of a provision is due to a measure of performance or time (period or deadline) that was established, the permissible measure which comes closest to the provision shall be taken as stipulated. The same holds for any omissions of the contract.


15.      MISCELLANEOUS

15.1     CUMULATIVE ASSUMPTION OF DEBT

BY SIGNING THIS CONTRACT, CYBEX COMPUTER PRODUCTS CORPORATION, USA, CUMULATIVELY ASSUMES THE BUYEROS OBLIGATIONS ARISING FROM THIS CONTRACT AND AGREES TO ASSUME JOINT AND SEVERAL LIABILITY.


15.2     AMENDMENTS / SUPPLEMENTS

Any amendments and supplements to this Contract shall be in writing unless official recording by a notary is required. This applies also to amendments of this provision.


15.       NO COLLATERAL AGREEMENTS

This Contract contains all the agreements entered into between the parties. There are no collateral agreements.


15.4     APPLICABLE LAW

This Contract is subject to the laws of the Federal Republic of Germany.


15.5     PROCEEDINGS

In the event of disputes arising from this Contract, the parties shall notify each other in writing as to the nature of the violation.

In this case, without prejudice to the remaining provisions set forth in this contract, the parties shall attempt to reach an amicable settlement of the dispute within 30 days from receipt of the corresponding notification.

Should the parties fail to reach an agreement within this period, they shall have legal recourse.

In view of the fact that the party appearing under 1 is holding shares in the capital which are sold with this Contract and that in the case of the party appearing under 2, the limitation of ss. 39 ZPO [Code of Civil Procedure] would also be to the disadvantage of the Sellers, the parties to the contract agree on the exclusive jurisdiction of the District Court Bielefeld (division for commercial matters) for all disputes arising from this Contract. Furthermore, in the event of litigation, the parties to the contract agree to a hearing before the District Court Bielefeld without a complaint regarding that court's jurisdiction.


16.      POWER OF ATTORNEY FOR EXECUTING THE CONTRACT

Power of attorney to employees of the notary:

The participants hereby order and authorize each individual employee of the notary, with release from ss. 181 BGB, to provide and receive all declarations required to perform the Contract, including subjecting the buyer to debt enforcement if necessary. This includes but is not limited to the assignment of rights and obligations of the contracting parties. This power of attorney shall be effective beyond the death of the participants.
The authorized persons are:
Mrs. Antje Gsrke, Mrs. Christa RYdiger, Mrs. Sabina Krumanow, Mrs. Martina MYller, Mrs. [illegible], all with business address at Kantstrasse 13, 10623 Berlin [Germany]. The authorized persons are furthermore empowered and authorized to make any required supplements or amendments to this transaction. For the relationship between the authorized persons and the participants it shall apply that amendments and supplements require prior consent. The authorized persons can use this power of attorney only before the acting notary, his officially appointed agent or before another person of the same partnership as the notary.


17.       NOTARIAL MANDATE

The parties appearing authorize the notary as follows:

1. Winding up of the contract and, in particular, fiduciary care of Buyer's payment of the purchase price and Sellers' delivery of basic information.

2. Receiving the required declarations for all of the parties for the purpose of obtaining the required powers of attorney and approvals. The participants shall cooperate in obtaining the required approvals and certifications.

3. With release from the limitations of ss. 181 BGB, the notary is empowered to file, amend or withdraw applications on behalf of the participants, i.e. to do everything procedurally required to perform this transaction without restriction.

4. The notary shall combine the documents delivered to him in a uniform documentation package insofar as these are not recorded as an exhibit and provide such packages to the participants: two each for the Sellers and four each for the Buyer. The notary shall keep one such documentation package on file for a period of seven years from the deadline.


18.      INSTRUCTIONS BY THE NOTARY

The notary instructed the participants as follows:

a) the declarations given by Mr. Boldt may not be approvable to become effective long distance by December 29, 1997, in which case the Contract would become null and void as a result of a condition subsequent;

b) the days listed below are not banking days in Germany which must be taken into account by the contracting parties in view of the expected payment flows: December 24 through 28, 1997 and December 31, 1997 through January 1, 1998, including each of the aforementioned days;

c) Sellers and Buyer are jointly and severally liable for taxes and notary's and court costs in accordance with the law;

d) the notary does not assume any liability for the legally binding effect of the clause stipulating jurisdiction proposed and requested by the contracting parties;

e) there are doubts with respect to the practicability of the provision on the hidden profit distribution in accordance with Item 8.2;

f) the notary has not inspected the corresponding commercial registers due to the short notice of the transaction; the participants nevertheless requested immediate authentication;

g) the notary does not provide any tax advice to the participants who are advised by counsel in this transaction;

h) the notary has not investigated any aspects of the foreign law involved.

The record as well as exhibit(s) were read by the notary to the persons appearing, approved by the participants and signed as follows:

     [three signatures]
     [signature] Notary